As filed with the Securities and Exchange Commission on November 29, 2006

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SBA COMMUNICATIONS CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Florida	1700	65-0716501
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial (Classification Code Number)	(I.R.S. Employer Identification No.)

5900 Broken Sound Parkway NW

Boca Raton, Florida 33487

(561) 995-7670

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Thomas P. Hunt

Senior Vice President and General Counsel

SBA Communications Corporation

5900 Broken Sound Parkway NW

Boca Raton, Florida 33487

(561) 995-7670

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copy to:

Kara L. MacCullough, Esquire

Akerman Senterfitt

One S.E. 3rd Avenue, 28th Floor

Miami, Florida 33131

Phone: (305) 374-5600

Fax: (305) 374-5095

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Calculation of Registration Fee

Title Of Each Class Of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (1)	Amount Of Registration Fee
Class A Common Stock, par value $0.01 per share	4,000,000 shares	$28.43	$113,720,000	$12,168

(1)	Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, and based upon the average high and low prices of the Class A Common Stock reported by The Nasdaq Global Select Market on November 27, 2006.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

4,000,000 Shares

SBA Communications Corporation

Class A Common Stock

This prospectus registers stock we may offer in connection with acquisitions of wireless communication towers or related assets or companies that own towers at various locations in the United States from time to time. It is expected that the terms of these acquisitions will be determined by direct negotiations with the owners or controlling persons of the assets, businesses or securities to be acquired, and that the shares of Class A common stock issued will be valued at prices reasonably related to the market price of the Class A common stock either at the time an agreement is entered into concerning the terms of the acquisition or at or about the time the shares are delivered.

We do not expect to receive any cash proceeds when we issue the Class A common stock offered by this prospectus.

Our Class A common stock is listed and traded on The Nasdaq Global Select Market under the symbol “SBAC.” The last reported sale price of our Class A common stock on November 27, 2006 was $28.46 per share.

Investing in the shares involves risks. See “ Risk Factors” beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                         , 2006

This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. We will provide you with copies of this information, without charge, upon written or oral request to:

SBA Communications Corporation

5900 Broken Sound Parkway N.W.

Boca Raton, Florida 33487

Attention: Investor Relations

Phone: (561) 995-7670

Fax: (561) 998-3448

In order to receive timely delivery of this information, you should make your request no later than five business days before the date you must make your investment decision. For a more detailed discussion about the information about us that is incorporated by reference into this prospectus, see “Where You Can Find More Information; Incorporation by Reference”

i

About This Prospectus

This summary highlights material information about us and this offering. In addition to reading this summary, you should carefully review the “Risk Factors” section of this document beginning on page 5 and review all of our other filings made with the Commission before you consider investing in our Class A common stock.

General

We are a leading independent owner and operator of wireless communications towers. Our principal business line is our site leasing business, which contributes over 90% of our combined segment operating profit. In our site leasing business, we lease antenna space to wireless service providers on towers and other structures that we own, manage for or lease from others. The towers that we own have been constructed by us at the request of wireless service providers, built or constructed based on our own initiative or acquired. Our second business line is our site development business, through which we offer wireless service providers assistance in developing and maintaining their own wireless service networks.

Site Leasing Services

Our primary focus is the leasing of antenna space on our multi-tenant towers to a variety of wireless service providers under long-term lease contracts. We lease antenna space on the towers we have constructed, the towers we have acquired, the towers we lease, sublease and/or manage for third parties and on other communication sites that we manage. Our site leasing revenue comes from a variety of wireless service provider tenants, including Alltel, Cingular, Sprint Nextel, T-Mobile and Verizon Wireless. We believe our current tower portfolio positions us to take advantage of wireless service providers’ antenna and equipment deployment.

As a result of the AAT Acquisition, we own and operate over 5,400 towers, up from 3,304 towers as of December 31, 2005. We currently believe that tower portfolio growth is the best use of our capital resources to provide our shareholders long-term value. Consequently, we are currently pursuing a new build program and tower acquisition program within the parameters of our capital resources and long-term leverage ratios.

The towers under our new build program will be constructed either (1) under build-to-suit arrangements or (2) in locations chosen by us. In either case, after building a tower, we retain ownership of the tower and the exclusive right to co-locate additional tenants on the tower. Under our build-to-suit arrangements, we build towers for wireless service providers at locations that they have identified. We also choose our own locations based on our knowledge of our customers’ needs, where we seek to identify attractive locations for new towers and complete pre-construction procedures necessary to secure the site concurrently with our leasing efforts. Our intent is that substantially all of our new builds will have at least one signed tenant lease on the day that it is completed and we expect that some will have multiple tenants.

With respect to acquisitions, we intend to pursue towers that meet or exceed our internal guidelines regarding current and future potential returns and the impact of such acquisition on our leverage ratios. For each acquisition, we prepare various analyses that include (1) projections of a five-year internal rate of return, (2) reviews of available capacity for future lease up projections and (3) summaries of current and future tenant/technology mix.

As a result of the AAT Acquisition, we expect that site leasing revenue and site leasing segment operating profit will increase substantially in future periods. We believe that over the long-term our site leasing revenues will continue to grow as wireless service providers lease additional antenna space on our towers due to increasing minutes of network use and network coverage requirements. We believe our site leasing business is characterized by stable and long-term recurring revenues, predictable operating costs and minimal capital expenditures. Due to the relatively young age and mix of our tower portfolio, we expect future expenditures required to maintain these towers to be minimal. Consequently, we expect to grow our cash flows by adding tenants to our towers at minimal incremental costs by using existing tower capacity or requiring wireless service providers to bear all or a portion of the cost of tower modifications. Furthermore, because our towers are strategically positioned and our customers typically do not re-locate, we have historically experienced low customer churn as a percentage of revenue.

Site Development Services

Our site development business is a corollary to our site leasing business, and provides us the ability to (1) keep in close contact with the wireless service providers who generate substantially all of our site leasing revenue and (2) capture ancillary revenues that are generated by our site leasing activities, such as antenna installation and equipment installation at our tower locations. Our site development business consists of two segments, site development consulting and site development construction, through which we provide wireless service providers a full range of end-to-end services. We principally perform services for third parties in our core, historical areas of wireless expertise, specifically site acquisition, zoning, technical services and construction. In the consulting segment of our site development business, we offer clients the following range of services: (1) network pre-design; (2) site audits; (3) identification of potential locations for towers and antennas; (4) support in buying or leasing of the location; and (5) assistance in obtaining zoning approvals and permits. In the construction segment of our site development business we provide a number of services, including, but not limited to the following: (1) tower and related site construction; (2) antenna installation; and (3) radio equipment installation, commissioning and maintenance. Personnel in our site development business also supports our leasing and new tower build functions through an integrated plan across the divisions.

Industry Overview

The continued growth of wireless voice and data services is expected to drive the need for carriers to add new cell sites in addition to adding new equipment to existing cell sites. According to the Semi-Annual Wireless Industry Survey, April 2006, by CTIA-the Wireless Association, the number of wireless service subscribers has increased from 128.4 million to 207.9 million between December 2001 and December 2005, representing an increase of approximately 62% and market penetration of approximately 70%. During the same period, the number of cell sites (i.e., the number of antennas and related equipment in commercial operation, not the number of towers on which that equipment is located) increased approximately 44% from 127,540 cell sites to 183,689. Other wireless network spending drivers include continued increases in wireless minutes of use which grew 35.8% year-over-year to exceed 1.4 trillion in 2005 and cell site upgrades to deliver increasingly popular wireless data services such as text messaging and video. Finally, the advanced wireless services (AWS) spectrum auction has been concluded and is expected to drive subsequent network enhancements and expansions as well as the construction of brand new wireless networks on the part of carriers.

Business Strategy

Our primary strategy is to capture the maximum benefits from our position as a leading owner and operator of wireless communications towers. Key elements of our strategy include:

•	Focusing on Site Leasing Business with Stable, Recurring Revenues. We intend to continue to focus on and allocate substantially all of our capital resources to expanding our site leasing business due to its attractive characteristics such as long-term contracts, built-in rent escalators, high operating margins and low customer churn. The long-term nature of the revenue stream of our site leasing business makes it less volatile than our site development business, which is more reactive to changes in industry conditions. By focusing on our site leasing business, we believe that we can maintain a stable, recurring cash flow stream and reduce our exposure to cyclical changes in customer spending.

•	Maximizing Use of Tower Capacity. We generally have constructed or acquired towers that accommodate multiple tenants and a substantial majority of our towers are high capacity lattice or guyed towers. Most of our towers have significant capacity available for additional antennas and we believe that increased use of our towers can be achieved at a low incremental cost. We actively market space on our towers through our internal sales force. In addition, due to the relatively young age of our towers, we believe that maintenance and augmentation capital expenditures should be limited for the foreseeable future.

•	Disciplined Growth of Tower Portfolio. We currently believe that the best use of our available capital resources is to use these funds to increase our tower portfolio. We intend to use our cash flow from operating activities and available liquidity, including borrowings, to build and/or acquire new towers at prices that we believe will be accretive to our shareholders both short and long-term and which allow us to maintain our target leverage ratios long-term. We intend to review all acquisition opportunities, both large and small, which meet our minimum target levels. Furthermore, we believe that our tower operations are highly scaleable. Consequently, we believe that we are able to materially increase our tower portfolio without proportionately increasing our selling, general and administrative expenses.

•	Controlling Expense Base. Over the last two years, we have successfully restructured our balance sheet to significantly reduce the interest expense associated with our indebtedness. We accomplished this by means of our equity offerings, repurchase of the 9 3/4% senior discount notes and the 8 1/2% senior notes and the issuance of a total of $1.555 billion of commercial mortgage pass-through certificates in two securitization transactions. Furthermore, we have, and intend to continue to, purchase and/or enter into long-term leases for the land that underlies our towers, to the extent available at commercially reasonable prices. We believe that these purchases and/or long-term leases will increase our margins and minimize our exposure to increases in ground lease rents in the future.

•	Using our Local Presence to Build Strong Relationships with Major Wireless Service Providers. Given the nature of towers as location specific communications facilities, we believe that substantially all of what we do is done best locally. Consequently, we have a broad field organization that allows us to develop and capitalize on our experience, expertise and relationships in each of our local markets which in turn enhances our customer relationships. Due to our presence in local markets, we believe we are well positioned to capture additional site leasing business and new tower build opportunities in our markets and identify and participate in site development projects across our markets.

•	Capitalizing on our Management Experience. Our management team has extensive experience in site leasing and site development services. Management believes that its industry expertise and strong relationships with wireless service providers will allow us to expand our position as a leading provider of site leasing and site development services.

Principal Executive Offices

Our principal executive offices are located at 5900 Broken Sound Parkway NW, Boca Raton, FL 33487 and our telephone number is (561) 995-7670. We were founded in 1989 and incorporated in Florida in 1997.

Acquisition Terms

This document serves as our prospectus to offer up to 4,000,000 shares of our Class A common stock that we plan to use, from time to time, to acquire wireless communication towers or related assets or companies that own towers at various locations in the United States. These shares of Class A common stock will be offered by us directly or through our wholly owned subsidiary which received the shares as a capital contribution. The consideration for the acquisition of these assets or equity interests may consist of the assumption of liabilities, issuances of our Class A common stock, and in certain cases, a portion of cash, or any combination of these items.

It is expected that the terms of acquisitions involving the issuance of the shares of Class A common stock covered by this prospectus will be determined by direct negotiations with the owners or controlling persons of the assets, businesses or securities to be acquired, and that the shares of Class A common stock issued will be valued at prices reasonably related to the market price of the Class A common stock either at the time an agreement is entered into concerning the terms of the acquisition or at or about the time the shares are delivered. No underwriting discounts or commissions will be paid, although finder’s fees may be paid in connection with certain acquisitions. Any person receiving such fees may be deemed to be an “underwriter” within the meaning of the Securities Act, and any profit on the resale of shares of Class A common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

R isk Factors

You should carefully consider the following risks before making an investment decision. These and other risks could materially and adversely affect our business, operating results or financial condition. You should also refer to the other information contained or incorporated by reference in this prospectus, before making an investment decision.

Risks Relating to Our Business

We may not be able to service our substantial indebtedness.

As indicated below, we have and will continue to have a significant amount of indebtedness relative to our equity.

	As of December 31, 2005	As of September 30, 2006
	(in thousands)
Total indebtedness	$784,392	$1,505,000
Shareholders’ equity	$81,431	$387,965

As of September 30, 2006, we had $1.5 billion in indebtedness, all of which is secured. Our ability to service our debt obligations will depend on our future operating performance. In order to manage our substantial amount of indebtedness, we may from time to time sell assets, issue equity, restructure or refinance some or all of our debt (all of which we have done at various times in the last three years). We may not be able to effectuate any of these alternative strategies on satisfactory terms in the future, if at all. The implementation of any of these alternative strategies may dilute our current shareholders or subject us to additional costs or restrictions on our ability to manage our business and as a result could have a material adverse effect on our financial condition and growth strategy.

We may not have sufficient liquidity or cash flow from operations to repay the components of the mortgage loan that comprises part of the CMBS Transaction. Therefore, prior to the final repayment date for the components of the mortgage loan we may be required to refinance the mortgage loan or sell a portion of all of our interests in the 4,975 tower sites that, among other things, secure along with their operating cash flows the mortgage loan. Although, the mortgage loan is a limited recourse obligation of SBA Properties, Inc., SBA Sites, Inc., SBA Structures, Inc., SBA Towers, Inc., SBA Towers Puerto Rico, Inc. and SBA Towers USVI, Inc. (collectively, the “Borrowers”) and no holder of the mortgage loan will have recourse to SBA Communications, our operations would be adversely affected if the Borrowers are unable to repay the components of the mortgage loan. We cannot assure you that our assets would be sufficient to repay this indebtedness in full.

We and our subsidiaries may be able to incur significant additional indebtedness in the future, subject to the restrictions contained in our debt instruments, some of which may be secured debt.

We may not secure as many site leasing tenants as planned or our lease rates on new leases may decline.

If tenant demand for tower space or our lease rates on new leases decrease, we may not be able to successfully grow our site leasing business. This may have a material adverse effect on our strategy, revenue growth and our ability to satisfy our financial and other contractual obligations. Our plan for the growth of our site leasing business largely depends on our management’s expectations and assumptions concerning future tenant demand and potential lease rates for independently owned towers.

If our wireless service provider customers combine their operations to a significant degree, our growth, our revenue and our ability to service our indebtedness could be adversely affected.

Demand for our services may decline if there is significant consolidation among our wireless service provider customers as they may then reduce capital expenditures in the aggregate because many of their existing networks and expansion plans overlap. As a result of regulatory changes in January 2003 which removed prior restrictions on wireless service providers from owning more than 45 MHz of spectrum in any given geographical area, there have been significant consolidations of the large wireless service providers. Specifically, Cingular acquired AT&T Wireless in October 2004 and Sprint PCS and Nextel merged to form Sprint Nextel Corporation in August 2005. To the extent that our customers have consolidated or that other customers may consolidate in the future, they may not renew any duplicative leases that they have on our towers and/or may not lease as much space on our towers in the future. This would adversely affect our growth, our revenue and our ability to service our indebtedness. During the three months ended June 30, 2006, we begun experiencing some decommissioning. Such terminations or non-renewals could adversely affect our growth.

As of September 30, 2006, Cingular and the former AT&T Wireless both had leases on an aggregate of 305 of the 5,475 towers that we and AAT collectively owned on such date. The annualized contractual revenue generated by these leases on these towers at September 30, 2006 was approximately $15.4 million. Consequently, if Cingular were not to renew duplicate leases, we could lose 50% or more of such revenue. As of September 30, 2006, the average remaining contractual life of such duplicate leases was approximately 3.0 years. Our risk of revenue loss from the integration of Cingular and AT&T is not limited to leases on the same tower. We expect Cingular to terminate or not renew some leases on our towers where they have other antenna sites in close proximity. Such terminations or non-renewals could have a material adverse impact on our growth rate.

As of September 30, 2006, Sprint Nextel and affiliated entities had multiple leases on 653 of the 5,475 towers that we and AAT collectively owned on such date. The annualized contractual revenue generated by these leases on these towers at September 30, 2006 was approximately $30.3 million. Consequently, if Sprint Nextel were not to renew duplicate leases, we could lose 50% or more of such revenue. As of September 30, 2006, the average remaining contractual life of such duplicate leases was approximately 3.2 years. Our risk of revenue loss from the integration of Sprint and Nextel is not limited to leases on the same tower. We expect Sprint Nextel to terminate or not renew some leases on our towers where they have other antenna sites in close proximity. Such terminations or non-renewals could have a material adverse impact on our growth rate.

Similar consequences may occur if wireless service providers engage in extensive sharing or roaming or resale arrangements as an alternative to leasing our antenna space. Wireless voice service providers frequently enter into roaming agreements with competitors allowing them to use another’s wireless communications facilities to accommodate customers who are out of range of their home provider’s services. Wireless voice service providers may view these roaming agreements as a superior alternative to leasing antenna space on communications sites owned or controlled by us or others. The proliferation of these roaming agreements could have a material adverse effect on our revenue.

New technologies and their use by carriers may have a material adverse effect on our growth rate and results of operations.

The emergence of new technologies could reduce the demand for space on our towers. For example, the increased use by wireless service providers of signal combining and related technologies and products that allow two or more wireless service providers to provide services on different transmission frequencies using the communications antenna and other facilities normally used by only one wireless service provider could reduce the demand for our tower space. Additionally, the use of technologies that enhance spectral capacity, such as beam forming or “smart antennae,” that can increase the range and capacity of an antenna could reduce the number of additional sites a wireless service provider needs to adequately serve a certain subscriber base and therefore reduce demand for our tower space. The development and growth of communications and other new technologies that do not require ground-based sites, such as the growth in delivery of video, voice and data services by satellites or other technologies, could also adversely affect the demand for our tower space. In addition, the deployment of WiFi and WiMax technologies could impact the network needs of our existing customers providing wireless telephony services. This could have a material adverse effect on our growth rate and results of operations.

We depend on a relatively small number of customers for most of our revenue.

We derive a significant portion of our revenue from a small number of customers, particularly in our site development services business. The loss of any significant customer could have a material adverse effect on our revenue.

The following is a list of significant customers and the percentage of our total revenues for the specified time periods derived from these customers:

	For the year ended December 31,			For the nine months ended September 30,
	2003	2004	2005	2005	2006
Cingular	20.3%	22.7%	25.5%	25.3%	21.9%
Sprint Nextel	13.5%	21.4%	20.8%	21.6%	26.6%
Bechtel Corporation*	10.4%	6.1%	5.0%	5.0%	5.0%

We also have client concentrations with respect to revenues in each of our financial reporting segments:

	Percentage of Site Leasing Revenue
	For the year ended December 31,			For the nine months ended September 30,
	2003	2004	2005	2005	2006
Cingular	28.0%	27.5%	28.0%	27.8%	26.9%
Sprint Nextel	13.9%	14.3%	15.0%	24.3%	25.7%
Verizon	10.0%	9.5%	10.1%	10.3%	9.3%

	Percentage of Site Development Consulting Revenue
	For the year ended December 31,			For the nine months ended September 30,
	2003	2004	2005	2005	2006
Verizon	13.6%	26.1%	32.4%	29.6%	26.9%
Cingular	4.3%	26.6%	28.3%	29.1%	8.9%
Bechtel Corporation*	40.3%	24.7%	23.3%	24.3%	11.9%

	Percentage of Site Development Construction Revenue
	For the year ended December 31,			For the nine months ended September 30,
	2003	2004	2005	2005	2006
Sprint Nextel	15.3%	39.2%	34.9%	39.1%	27.5%
Cingular	5.5%	12.5%	20.3%	19.2%	8.3%
Bechtel Corporation*	28.9%	14.5%	11.6%	11.5%	18.6%

*	Substantially all of the work performed for Bechtel Corporation was for its client Cingular.

Revenues from these clients are derived from numerous different site leasing contracts and site development contracts. Each site leasing contract relates to the lease of space at an individual tower site and is generally for an initial term of five years renewable for five five-year periods at the option of the tenant. Our site development customers engage us on a project-by-project basis, and a customer can generally terminate an assignment at any time without penalty. In addition, a customer’s need for site development services can decrease, and we may not be successful in establishing relationships with new customers. Furthermore, our existing customers may not continue to engage us for additional projects.

Our substantial indebtedness may negatively impact our ability to implement our business plan.

Our substantial indebtedness may negatively impact our ability to implement our business plan. For example, it could:

•	limit our ability to fund future working capital, capital expenditures and development costs;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	increase our vulnerability to general economic and industry conditions;

•	subject us to interest rate risk in connection with any potential future refinancing of our CMBS certificates;

•	place us at a competitive disadvantage to our competitors that are less leveraged;

•	require us to sell debt or equity securities or sell some of our core assets, possibly on unfavorable terms in order to meet payment obligations; and

•	limit our ability to borrow additional funds.

Risks associated with our plans to increase our tower portfolio could negatively impact our results of operations or our financial condition.

We currently intend to increase our tower portfolio through new builds and acquisitions. We intend to review all available acquisition opportunities and some of these acquisitions could have the effect of materially increasing our tower portfolio. While we intend to fund a portion of the cash required to implement this plan from our cash flow from operating activities, we may finance some or all of the costs associated with these new builds and acquisitions. Furthermore, if we were to consummate any significant acquisition, we would be required to finance these acquisitions through additional indebtedness, which would increase our indebtedness and interest expense and could increase our leverage ratio, and/or issuances of equity, which could be dilutive to our shareholders. If we were unable to recognize the expected returns from these new towers, or if we did not recognize the expected returns in our anticipated time frames, an increase in debt levels without a proportionate increase in our revenues could negatively impact our results of operations and our financial condition.

Due to the long-term expectation of revenue from our tenant leases, we are dependent on the financial strength and creditworthiness of our customers.

Due to the long-term nature of our tenant leases, we, like others in the tower industry, are dependent on the continued financial strength of our tenants. The economic slowdown and intense competition in the wireless and telecommunications industries in 2001 through 2003 had impaired the financial condition of some of our customers, certain of which operate with substantial leverage. As a result, a number of our site leasing customers have filed for bankruptcy including almost all of our paging customers. Although these bankruptcies have not had a material adverse effect on our business or revenues, any future bankruptcies may have a material adverse effect on our business, revenues, and/or the collectibility of our accounts receivable. In the future, the financial uncertainties facing our customers could reduce demand for our communications sites, increase our bad debt expense and reduce prices on new customer contracts. This could affect our ability to satisfy our obligations.

In addition, our anticipated growth could be negatively impacted if our customers’ access to debt and equity capital were limited. From 2001 through 2003, when capital market conditions were difficult for the telecommunications industry, wireless service providers conserved capital by not spending as much as originally anticipated to finance expansion activities. This decrease adversely impacted demand for our services and consequently our financial condition. If our customers are not able to access the capital markets in the future, our growth strategy, revenues and financial condition may again be adversely affected.

Our debt instruments contain restrictive covenants that could adversely affect our business.

Our senior revolving credit facility contains certain restrictive covenants. Among other things, these covenants limit the ability of certain of our subsidiaries to:

•	incur additional indebtedness;

•	engage in mergers and acquisitions or sell all or substantially all of the assets;

•	pay dividends, repurchase capital stock or engage in other restricted payments;

•	make certain investments;

•	make certain capital expenditures;

•	incur liens; and

•	enter into affiliate transactions.

If our subsidiaries fail to comply with these covenants, it could result in an event of default under our senior revolving credit facility. Additionally, under our senior revolving credit facility, SBA Senior Finance II, LLC (“Senior Finance II”) which owns, directly or indirectly, all of the common stock and membership interests of the majority of our operating subsidiaries and is the borrower under our senior revolving credit facility, is required to maintain specified financial ratios, including ratios regarding Senior Finance II’s debt to annualized operating cash flow, cash interest expense and fixed charges for each quarter. In addition, the senior revolving credit facility contains additional negative covenants that, among other things, limit our ability to commit to capital expenditures and build or acquire towers without anchor or acceptable tenants. Our ability to meet these financial ratios and tests and comply with these covenants can be affected by events beyond our control, and we may not be able to do so. A breach of any of these covenants, if not remedied within the specified period, could result in an event of default. Amounts borrowed under the senior revolving credit facility are secured by a lien on substantially all of Senior Finance II’s assets and are guaranteed by us and certain of our subsidiaries.

Upon the occurrence of any default, our senior revolving credit facility lenders can prevent us from borrowing any additional amounts under the senior revolving credit facility. In addition, upon the occurrence of any event of default, other than certain bankruptcy events, the lenders under our senior revolving credit facility, by a majority vote, can elect to declare all amounts of principal outstanding under such facility, together with all accrued interest, to be immediately due and payable. If we were unable to repay amounts that become due under the senior revolving credit facility, such lenders could proceed against the collateral granted to them to secure that indebtedness.

Our $1.555 billion mortgage loan relating to our CMBS Certificates contains a covenant requiring all cash flow in excess of amounts required to make debt service payments, to fund required reserves, pay management fees and budgeted operating expenses and to make other payments required under the loan documents be deposited into a reserve account if the debt service coverage ratio falls to 1.30 times or lower, as of the end of any calendar quarter. Debt service coverage ratio is defined as the Net Cash Flow (as defined in the mortgage loan) divided by the amount of interest on the mortgage loan, servicing fees and trustee fees that the Borrowers will be required to pay over the succeeding twelve months. If the debt service coverage ratio falls below 1.15 times as of the end of any calendar quarter, then an “amortization period” will commence and all funds on deposit in the reserve account will be applied to prepay the mortgage loan. The funds in the reserve account will not be released to the Borrowers unless the debt service coverage ratio exceeds 1.30 times for two consecutive calendar quarters. Failure to maintain the debt service coverage ratio above 1.30 times would impact our ability to pay our indebtedness other than the mortgage loan and to operate our business.

The mortgage loan provides for customary remedies if an event of default occurs including foreclosure against all or part of the property pledged as security for the mortgage loan. The Mortgage Loan is secured by (1) mortgages, deeds of trust and deeds to secure debt on substantially all of the tower sites and their operating cash flows, (2) a security interest in substantially all of the Borrowers’ personal property and fixtures and (3) the Borrowers’ rights under the management agreement they entered into with SBA Network Management, Inc. (“SBA Network Management”) relating to the management of the Borrowers’ tower sites by SBA Network Management pursuant to which SBA Network Management arranges for the payment of all operating expenses and the funding of all capital expenditures out of amounts on deposit in one or more operating accounts maintained on the Borrowers’ behalf. We cannot assure you that our assets would be sufficient to repay this indebtedness in full.

Our quarterly operating results for our site development services fluctuate and therefore we may not be able to adjust our cost structure on a timely basis to respond to such fluctuations

The demand for our site development services fluctuates from quarter to quarter and should not be considered as indicative of long-term results. Numerous factors cause these fluctuations, including:

•	the timing and amount of our customers’ capital expenditures;

•	the size and scope of our projects;

•	the business practices of customers, such as deferring commitments on new projects until after the end of the calendar year or the customers’ fiscal year;

•	delays relating to a project or tenant installation of equipment;

•	seasonal factors, such as weather, vacation days and total business days in a quarter;

•	the use of third party providers by our customers;

•	the rate and volume of wireless service providers’ network development; and

•	general economic conditions.

Although the demand for our site development services fluctuates, we incur significant fixed costs, such as maintaining a staff and office space in anticipation of future contracts. In addition, the timing of revenues is difficult to forecast because our sales cycle may be relatively long. Therefore, we may not be able to adjust our cost structure on a timely basis to respond to the fluctuations in demand for our site development services.

We are not profitable and expect to continue to incur losses.

We are not profitable. The following chart shows the net losses we incurred for the periods indicated:

	For the year ended December 31,			For the nine months ended September 30,
	2003	2004	2005	2005	2006
	(in thousands)			(unaudited)
Net Loss	$(175,148)	$(147,280)	$(94,709)	$(62,412)	$(109,183)

Our losses are principally due to significant interest expense and depreciation and amortization in each of the periods presented above. For the nine months ended September 30, 2006, we had a loss from the write-off of $6.8 million of deferred financing fees and $47.1 million of losses on the extinguishment of debt resulting from the repurchase of $223.7 million of our 9 3/4% senior discount notes and $162.5 million of our 8 1/2% senior notes in April 2006, versus the loss from write-off of $1.5 million of deferred financing fees and $6.7 million of losses on the extinguishment of debt associated with the redemption of $68.9 million of our 9 3/4% senior discount notes in June 2005 and the write-off of $1.5 million associated with the redemption of $50.0 million of our 10 1/4% bonds in

February 2005. For the year ended December 31, 2005, we recorded asset impairment charges of $0.4 million and a charge associated with the write-off of deferred financing fees and loss on the extinguishment of debt of $29.3 million. For the year ended December 31, 2004, we recorded an asset impairment charge of $7.1 million and a charge associated with the write-off of deferred financing fees and loss on the extinguishment of debt of $41.2 million. We recorded an asset impairment charge of $13.0 million, a charge associated with the loss from write-off of deferred financing fees and extinguishment of debt of $24.2 million, and a restructuring charge of $2.1 million during the year ended December 31, 2003. We expect to continue to incur significant losses which may affect our ability to service our indebtedness.

Increasing competition in the tower industry may adversely affect us.

Our industry is highly competitive. Competitive pressures for tenants from our competitors could adversely affect our lease rates and services income. In addition, the loss of existing customers or the failure to attract new customers would lead to an accompanying adverse effect on our revenues, margins and financial condition. Increasing competition could also make the acquisition of quality tower assets more costly, which could adversely affect our ability to successfully implement and/or maintain our tower acquisition program.

In the site leasing business, we compete with:

•	wireless service providers that own and operate their own towers and lease, or may in the future decide to lease, antenna space to other providers;

•	other large independent tower companies; and

•	smaller local independent tower operators.

Wireless service providers that own and operate their own tower networks and several of the other tower companies generally are substantially larger and have greater financial resources than we do. We believe that tower location and capacity, quality of service, density within a geographic market and, to a lesser extent, price historically have been and will continue to be the most significant competitive factors affecting the site leasing business.

The site development services segment of our industry is also extremely competitive. There are numerous large and small companies that offer one or more of the services offered by our site development business. As a result of this competition, margins in this segment have decreased over the past few years. Many of our competitors have lower overhead expenses and therefore may be able to provide services at prices that we consider unprofitable. If margins in this segment were to further decrease, our consolidated revenues and our site development segment operating profit could be adversely affected.

We may not be able to build and/or acquire as many towers as we anticipate.

We currently intend to build new towers during 2006 and beyond and to consummate a number of tower acquisitions. However, our ability to build new towers is dependent upon the availability of sufficient capital to fund construction, our ability to locate, and acquire at commercially reasonable prices, attractive locations for such towers and our ability to obtain the necessary zoning and permits.

Our ability to consummate tower acquisitions is also subject to risks. Specifically, these risks include (1) sufficient cash flow from operations or our ability to use debt or equity to fund such acquisitions, (2) our ability to identify those towers that would be attractive to our clients and accretive to our financial results, and (3) our ability to negotiate and consummate agreements to acquire such towers. Due to these risks, it may take longer to complete our new tower builds than anticipated, the costs of constructing or acquiring these towers may be higher than we expect or we may not be able to add as many towers as we had planned in 2006 and beyond. If we are not able to increase our tower portfolio as anticipated, it could negatively impact our ability to achieve our financial goals.

The loss of the services of certain of our key personnel or a significant number of our employees may negatively affect our business.

Our success depends to a significant extent upon performance and active participation of our key personnel. We cannot guarantee that we will be successful in retaining the services of these key personnel. We have employment agreements with Jeffrey A. Stoops, our President and Chief Executive Officer, Kurt L. Bagwell, our Senior Vice President and Chief Operating Officer, Thomas P. Hunt, our Senior Vice President and General Counsel, and Anthony J. Macaione, Senior Vice President and Chief Financial Officer. We do not have employment agreements with any of our other key personnel. If we were to lose any key personnel, we may not be able to find an appropriate replacement on a timely basis and our results of operations could be negatively affected. Further, the loss of a significant number of employees or our inability to hire a sufficient number of qualified employees could have a material adverse effect on our business.

Delays or changes in the deployment or adoption of new technologies as well as lower consumer demand and slower consumer adoption rates than anticipated may have a material adverse effect on our growth rate.

There can be no assurances that 3G or other new wireless technologies will be deployed or adopted as rapidly as projected or that these new technologies will be implemented in the manner anticipated. The deployment of 3G has already experienced significant delays from the original projected timelines of the wireless and broadcast industries. Additionally, the demand by consumers and the adoption rate of consumers for these new technologies once deployed may be lower or slower than anticipated. These factors could have a material adverse effect on our growth rate since growth opportunities and demand for our tower space as a result of such new technologies may not be realized at the times or to the extent anticipated.

Our costs could increase and our revenues could decrease due to perceived health risks from radio frequency (“RF”) energy.

The government imposes requirements and other guidelines relating to RF energy. Exposure to high levels of RF energy can cause negative health effects.

The potential connection between exposure to low levels of RF energy and certain negative health effects, including some forms of cancer, has been the subject of substantial study by the scientific community in recent years. According to the Federal Communications Commission (the “FCC”), the results of these studies to date have been inconclusive. However, public perception of possible health risks associated with cellular and other wireless communications media could slow the growth of wireless companies, which could in turn slow our growth. In particular, negative public perception of, and regulations regarding, health risks could cause a decrease in the demand for wireless communications services. Moreover, if a connection between exposure to low levels of RF energy and possible negative health effects, including cancer, were demonstrated, we could be subject to numerous claims. If we were subject to claims relating to RF energy, even if such claims were not ultimately found to have merit, our financial condition could be materially and adversely affected.

Our business is subject to government regulations and changes in current or future regulations could harm our business.

We are subject to federal, state and local regulation of our business. In particular, both the Federal Aviation Administration (“FAA”) and FCC regulate the construction and maintenance of antenna towers and structures that support wireless communications and radio and television antennas. In addition, the FCC separately licenses and regulates wireless communications equipment and television and radio stations operating from such towers and structures. FAA and FCC regulations govern construction, lighting, painting and marking of towers and structures and may, depending on the characteristics of the tower or structure, require registration of the tower or structure. Certain proposals to construct new towers or structures or to modify existing towers or structures are reviewed by the FAA to ensure that the tower or structure will not present a hazard to air navigation.

Antenna tower owners and antenna structure owners may have an obligation to mark or paint towers or structures or install lighting to conform to FAA and FCC regulations and to maintain such marking, painting and lighting. Antenna tower owners and antenna structure owners may also bear the responsibility of notifying the FAA of any lighting outages. Certain proposals to operate wireless communications and radio or television stations from antenna towers and structures are also reviewed by the FCC to ensure compliance with environmental impact requirements. Failure to comply with existing or future applicable requirements may lead to civil penalties or other liabilities and may subject us to significant indemnification liability to our customers against any such failure to comply. In addition, new regulations may impose additional costly burdens on us, which may affect our revenues and cause delays in our growth.

Local regulations, including municipal or local ordinances, zoning restrictions and restrictive covenants imposed by community developers, vary greatly, but typically require antenna tower and structure owners to obtain approval from local officials or community standards organizations prior to tower or structure construction or modification. Local regulations can delay, prevent, or increase the cost of new construction, co-locations, or site upgrades, thereby limiting our ability to respond to customer demand. In addition, new regulations may be adopted that increase delays or result in additional costs to us. These factors could have a material adverse effect on our future growth and operations.

Our towers are subject to damage from natural disasters.

Our towers are subject to risks associated with natural disasters such as tornadoes and hurricanes. We maintain insurance to cover the estimated cost of replacing damaged towers, but these insurance policies are subject to loss limits and deductibles. We also maintain third party liability insurance, subject to loss limits and deductibles, to protect us in the event of an accident involving a tower. A tower accident for which we are uninsured or underinsured, or damage to a significant number of our towers, could require us to make significant capital expenditures and may have a material adverse effect on our operations or financial condition.

We could have liability under environmental laws that could have a material adverse effect on our business, financial condition and results of operations.

Our operations, like those of other companies engaged in similar businesses, are subject to the requirements of various federal, state, local and foreign environmental and occupational safety and health laws and regulations, including those relating to the management, use, storage, disposal, emission and remediation of, and exposure to, hazardous and non-hazardous substances, materials, and wastes. As owner, lessee or operator of numerous tower sites, we may be liable for substantial costs of remediating soil and groundwater contaminated by hazardous materials, without regard to whether we, as the owner, lessee or operator, knew of or were responsible for the contamination. We may be subject to potentially significant fines or penalties if we fail to comply with any of these requirements. The current cost of complying with these laws is not material to our financial condition or results of operations. However, the requirements of these laws and regulations are complex, change frequently, and could become more stringent in the future. It is possible that these requirements will change or that liabilities will arise in the future in a manner that could have a material adverse effect on our business, financial condition and results of operations.

Our dependence on our subsidiaries for cash flow may negatively affect our business.

We are a holding company with no business operations of our own. Our only significant asset is and is expected to be the outstanding capital stock and membership interests of our subsidiaries. We conduct, and expect to conduct, all of our business operations through our subsidiaries. Accordingly, our ability to pay our obligations, is dependent upon dividends and other distributions from our subsidiaries to us. Additionally, the borrowers under the CMBS Transaction must repay the components of the mortgage loan thereto. If the Borrowers’ cash flow is insufficient to cover such repayments, we may be required to refinance the mortgage loan or sell a portion or all of our interests in the 4,975 tower sites that among other things, secure, along with their operating cash flows, the mortgage loan. Other than the amounts required to make repayment of amounts under the CMBS Transaction, we currently expect that the earnings and cash flow of our subsidiaries will be retained and used by them in their operations, including servicing their debt obligations. Our operating subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise to repay the components of the mortgage loan pursuant to the CMBS Transaction (other than the Borrowers and SBA CMBS-1 Guarantor LLC and CMBS-1 Holdings, LLC, as guarantors), or make any funds available to us for payment. The ability of our operating subsidiaries to pay dividends or transfer assets to us may be restricted by applicable state law and contractual restrictions, including the terms of the senior revolving credit facility and the CMBS Certificates.

We have adopted anti-takeover provisions that could make it more difficult for a third party to acquire us.

Provisions of our articles of incorporation, our bylaws and Florida law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. We adopted a shareholder rights agreement, which could make it considerably more difficult or costly for a person or group to acquire control of us in a transaction that our board of directors opposes. These provisions, alone or in combination with each other, may discourage transactions involving actual or potential changes of control, including transactions that otherwise could involve payment of a premium over prevailing market prices to holders of our Class A common stock, or could limit the ability of our shareholders to approve transactions that they may deem to be in their best interests.

Our issuance of equity securities may trigger a future ownership change which may negatively impact our ability to utilize net operating loss deferred tax assets in the future.

The issuance of equity securities under the terms of this registration statement may increase the chance that we will have a future ownership change under Section 382 of the Internal Revenue Code of 1986. We may also have a future ownership change, outside of our control, caused by future equity transactions by our current shareholders without any issuance of equity securities under the terms of this registration statement. Depending on our market value at the time of such future ownership change, an ownership change under Section 382 could negatively impact our ability to utilize our net operating loss deferred tax assets in the event we generate future taxable income. Currently we have recorded a full valuation allowance against our net operating loss deferred tax asset because we have concluded that our loss history indicates that it is not “more likely than not” that such deferred tax assets will be realized.

Future issuances of our stock may cause dilution.

As part of the consideration for our acquisitions, we sometimes agree to issue additional shares of Class A common stock if the towers or businesses that we acquire meet or exceed certain earnings or new tower targets in the 1-3 years after they have been acquired. As of September 30, 2006, we had the obligation to pay approximately $6.3 million in consideration if the earnings targets identified in various acquisition agreements are met. Out of the $6.3 million, we have the obligation to pay $5.0 million in cash and may pay the remaining $1.3 million in cash or in shares of our Class A common stock at our discretion.

Future sales of our Class A common stock in the public market or the issuance of other equity may adversely affect the market price of our Class A common stock and our ability to raise funds in new equity or equity-related offerings.

Sales of a substantial number of shares of our Class A common stock or other equity-related securities in the public market, including sales by any selling shareholder, could depress the market price of our Class A common stock and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of our Class A common stock or other equity-related securities would have on the market price of our Class A common stock.

The market price of our Class A common stock could be affected by significant volatility.

The market price of our Class A common stock has historically experienced significant fluctuations. The market price of our Class A common stock is likely to continue to be volatile and subject to significant price and volume fluctuations in response to market and other factors, including the other factors discussed elsewhere in “Risk Factors” and in “Forward-Looking Statements.” Volatility or depressed market prices of our Class A common stock could make it difficult for you to resell the shares of Class A common stock, when you want or at attractive prices.

Disclosure Regarding Forward-Looking Statements

This prospectus and the documents that are incorporated by reference into this prospectus contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements concern expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Specifically, this prospectus and the documents incorporated into this prospectus by reference contain forward-looking statements regarding:

•	our belief that we will experience continued long-term growth of our site leasing revenues and site leasing segment operating profit due to increasing minutes of use, network coverage requirements and as a result of the AAT Acquisition;

•	our expectations regarding an increase in cost of site leasing revenues, selling, general and administrative expenses, depreciation and amortization expenses and net loss due to the AAT Acquisition;

•	our expectation of growing our cash flows by adding tenants to our towers at minimal incremental costs by using existing tower capacity or requiring wireless service providers to bear all or a portion of the cost of tower modifications;

•	our belief that our towers have significant capacity to accommodate additional tenants;

•	our belief regarding our position to capture additional site leasing business in our markets and identify and participate in site development projects across our markets;

•	our intent to purchase and/or enter into long-term leases for the land that underlies our towers if available at commercially reasonable prices;

•	our estimates regarding our liquidity, capital expenditures and sources of both, and our ability to fund operations and meet our obligations as they become due;

•	our expectations regarding the amount of future expenditures required to maintain our towers;

•	our intention to selectively invest in new tower builds and/or tower acquisitions and to fund such new tower builds and/or acquisitions from cash on hand and our cash flow from operating activities;

•	our expectations regarding our new build program and our intent to build approximately 15 new towers in the fourth quarter of 2006;

•	our intent that substantially all of our new builds will at least have one tenant upon completion and our expectation that some will have multiple tenants;

•	our expectations regarding AAT Acquisition related expenses;

•	our estimates regarding our annual debt service in 2006 and thereafter;

•	our belief that our review of our stock option grant practices is substantially complete;

•	our belief that the aggregate amount of unrecorded non-cash equity-based compensation charges necessary to correct for prior errors is $8.4 million, that such amount is immaterial to our historical financial statements and our expectation that we will not need to restate our historical financial statements;

•	our expectation that any potential tax implications relating to the stock option grants will not have a material impact on our financial position; and

•	our estimates regarding certain accounting and tax matters, including the adoption of certain accounting pronouncements and the availability of sufficient net operating losses to offset taxable income.

These forward-looking statements reflect our current views about future events and are subject to risks, uncertainties and assumptions. We wish to caution readers that certain important factors may have affected and could in the future affect our actual results and could cause actual results to differ significantly from those expressed in any forward-looking statement. The most important factors that could prevent us from achieving our goals, and cause the assumptions underlying forward-looking statements and the actual results to differ materially from those expressed in or implied by those forward-looking statements include, but are not limited to, the following:

•	our ability to successfully integrate AAT’s operations with our operations and realize the anticipated synergies from the AAT Acquisition in the expected time-frame;

•	our ability to sufficiently increase our revenues and maintain or decrease expenses and cash capital expenditures to permit us to fund operations and meet our obligations as they become due;

•	the ability of our clients to access sufficient capital or their willingness to expend capital to fund network expansion or enhancements;

•	our ability to continue to comply with covenants and the terms of our revolving credit facility and our mortgage loan which supports our CMBS Certificates and to access sufficient capital to fund our operations;

•	our ability to secure as many site leasing tenants as planned, including our ability to retain current lessees on towers and deal with the impact, if any, of recent consolidation among wireless service providers;

•	our ability to secure and deliver anticipated services business at contemplated margins;

•	our ability to successfully implement our strategy of having at least one tenant on substantially all new builds upon completion;

•	our ability to successfully and timely address zoning, permitting and other issues that arise in connection with the building of new towers;

•	our ability to realize economies of scale from our tower portfolio;

•	the business climate for the wireless communications industry in general and the wireless communications infrastructure providers in particular;

•	the continued use of towers and dependence on outsourced site development services by the wireless communications industry;

•	that additional information may come to light that would suggest that we may not have accurately estimated the amount of non-cash compensation charges;

•	that we may be required to restate certain of our historical financial statements as a result of our stock option review;

•	that the tax impact of the change in measurement dates or the additional charges resulting from the review of our stock option granting practices could have a material impact on our financial position; and

•	our ability to successfully estimate certain accounting and tax matters, including the effect on our company of adopting certain accounting pronouncements and the availability of sufficient net operating losses to offset taxable income.

Selected Historical Financial Data

The following table sets forth selected historical financial data as of and for each of the five years ended December 31, 2005 and for the nine months ended September 30, 2005 and 2006. The financial data as of and for the fiscal years ended 2005, 2004, 2003 and 2002 have been derived from our audited consolidated financial statements. The financial data as of and for the fiscal year ended 2001 and as of and for the nine months ended September 30, 2005 and 2006 have been derived from our unaudited consolidated financial statements. The unaudited financial data has been derived from our books and records without audit and, in the opinion of management, includes all adjustments, (consisting only of normal, recurring adjustments) that management considers necessary for a fair statement of results for this period. You should read the information set forth below in conjunction with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes to those consolidated financial statements included in the documents incorporated by reference into this prospectus.

	For the year ended December 31,					For the nine months ended September 30,
	2001	2002	2003	2004	2005	2005	2006
	(unaudited)	(audited)	(audited)	(audited)	(audited)	(unaudited)	(unaudited)
	(in thousands)
Operating data:
Revenues:
Site leasing	$85,519	$115,121	$127,852	$144,004	$161,277	$118,380	$181,755
Site development	115,773	99,352	64,257	87,478	98,714	69,192	72,597

Total revenues	201,292	214,473	192,109	231,482	259,991	187,572	254,352

Operating expenses:
Cost of revenues (exclusive of depreciation, accretion and amortization shown below):
Cost of site leasing	35,537	46,709	47,793	47,283	47,259	35,431	50,380
Cost of site development	92,755	81,565	58,683	81,398	92,693	65,547	66,213
Selling, general and administrative	39,697	32,740	30,714	28,887	28,178	21,037	31,467
Restructuring and other charges	24,399	47,762	2,094	250	50	—
Asset impairment charges	—	24,194	12,993	7,092	398	288	(357)
Depreciation, accretion and amortization	73,390	95,627	93,657	90,453	87,218	64,960	93,195

Total operating expenses	265,778	328,597	245,934	255,363	255,796	187,263	240,898

Operating (loss) income from continuing operations	(64,486)	(114,124)	(53,825)	(23,881)	4,195	309	13,454

Other income (expense):
Interest income	7,058	601	692	516	2,096	988	2,846
Interest expense, net of amounts capitalized	(47,713)	(54,822)	(81,501)	(47,460)	(40,511)	(30,661)	(55,783)
Non-cash interest expense	(25,843)	(29,038)	(9,277)	(28,082)	(26,234)	(20,771)	(6,845)
Amortization of deferred financing fees	(3,887)	(4,480)	(5,115)	(3,445)	(2,850)	(2,045)	(8,743)
Loss from write-off of deferred financing fees and extinguishment of debt	(5,069)	—	(24,219)	(41,197)	(29,271)	(9,730)	(53,872)

	For the year ended December 31,					For the nine months ended September 30,
	2001	2002	2003	2004	2005	2005	2006
	(unaudited)	(audited)	(audited)	(audited)	(audited)	(unaudited)	(unaudited)
	(in thousands)
Other	(56)	(169)	169	236	31	475	324

Total other expense	(75,510)	(87,908)	(119,251)	(119,432)	(96,739)	(61,744)	(122,073)

Loss from continuing operations before provision for income taxes	(139,996)	(202,032)	(173,076)	(143,313)	(92,544)	(61,435)	(108,619)

Provision for income taxes	(1,489)	(300)	(1,729)	(710)	(2,104)	(931)	(564)

Loss from continuing operations before cumulative effect of change in accounting principle	(141,485)	(202,332)	(174,805)	(144,023)	(94,648)	(62,366)	(109,183)
(Loss) gain from discontinued operations, net of income taxes	74	(4,081)	202	(3,257)	(61)	(46)	—

Loss before cumulative effect of change in accounting principle	(141,411)	(206,413)	(174,603)	(147,280)	(94,709)	(62,412)	(109,183)
Cumulative effect of change in accounting principle	—	(60,674)	(545)	—	—	—	—

Net loss	$(141,411)	$(267,087)	$(175,148)	$(147,280)	$(94,709)	$(62,412)	$(109,183)

Basic and diluted loss per common share amounts:
Loss from continuing operations before cumulative effect of change in accounting principle	$(2.99)	$(4.01)	$(3.35)	$(2.47)	$(1.28)	$(0.89)	$(1.14)
Loss from discontinued operations	—	(0.08)	—	(0.05)	—	—	—
Cumulative effect of change in accounting principle	—	(1.20)	(0.01)	—	—	—	—

Net loss per common share	$(2.99)	$(5.29)	$(3.36)	$(2.52)	$(1.28)	$(0.89)	$(1.14)

Basic and diluted weighted average shares outstanding	47,321	50,491	52,204	58,420	73,823	70,060	95,922

	As of December 31,					As of September 30,
	2001	2002	2003	2004	2005	2005	2006
	(unaudited)	(audited)	(audited)	(audited)	(audited)	(unaudited)	(unaudited)
	(in thousands)
Balance Sheet data:
Cash and cash equivalents	$13,904	$61,141	$8,338	$69,627	$45,934	$23,477	$40,415
Short-term investments	—	—	15,200	—	19,777	—	—
Restricted cash (1)	—	—	10,344	2,017	19,512	1,554	11,507
Property and equipment, net	975,662	922,392	830,145	745,831	728,333	724,831	1,106,702
Total assets	1,394,280	1,279,267	958,252	917,244	952,536	885,929	2,002,129
Total debt (2)	845,453	1,024,282	870,758	927,706	784,392	844,011	1,505,000
Total shareholders’ equity (deficit) (3)	424,369	161,024	(1,566)	(88,671)	81,431	(46,669)	387,965

	For the year ended December 31,					For the nine months ended September 30,
	2001	2002	2003	2004	2005	2005	2006
	(unaudited)	(audited)	(audited)	(audited)	(audited)	(unaudited)	(unaudited)
	(in thousands)
Other data:
Cash provided by (used in):
Operating activities	$28,753	$17,807	$(29,808)	$14,216	$49,767	$36,143	$40,429
Investing activities	(554,700)	(102,716)	155,456	1,326	(99,283)	(50,967)	(715,071)
Financing activities	524,871	132,146	(178,451)	45,747	25,823	(31,326)	669,123

(1)	Restricted cash of $19.5 million as of December 31, 2005 consisted of $17.9 million related to CMBS Mortgage loan requirements and $1.6 million related to surety bonds issued for our benefit. Restricted cash of $2.0 million as of December 31, 2004 was related to surety bonds issued for our benefit. Restricted cash of $10.3 million as of December 31, 2003 consisted of $7.3 million of cash held by an escrow agent in accordance with certain provisions of the Western tower sale agreement and $3.0 million related to surety bonds issued for our benefit.
(2)	Includes deferred gain on interest rate swap of $1.9 million as of December 31, 2004, $4.6 million as of December 31, 2003 and $5.2 million as of December 31, 2002, respectively.
(3)	Includes deferred gain from the termination of two interest rate swap agreements of $14.5 million as of December 31, 2005.

Where You Can Find More Information; Incorporation by Reference

We file annual, quarterly and current reports and other information with the Commission. You may read and copy these reports and other information at the Public Reference Room maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. In addition, you may read our Commission filings over the Internet at the Commission’s website at http://www.sec.gov.

We have filed with the Commission a registration statement on Form S-4 under the Securities Act with respect to the shares of Class A common stock offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information about us and our securities, you should refer to the registration statement.

The Commission allows us to provide information about our business and other important information to you by “incorporating by reference” the information we file with the Commission, which means that we can disclose the information to you by referring in this prospectus to the documents we file with the Commission. Under the Commission’s regulations, any statement contained in a document incorporated by reference in this prospectus is automatically updated and superseded by any information contained in this prospectus, or in any subsequently filed document of the types described below.

We incorporate into this prospectus by reference the following documents filed by us with the Commission, other than information furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K, each of which should be considered an important part of this prospectus:

Commission Filing (File No. 000-30110)	Period Covered or Date of Filing

Annual Report on Form 10-K	Year ended December 31, 2005

Quarterly Reports on Form 10-Q	Quarters ended March 31, 2006, June 30, 2006 and September 30, 2006

Current Reports on Form 8-K	February 28, 2006, March 21, 2006, March 23, 2006, April 13, 2006, April 21, 2006, April 28, 2006, May 17, 2006, May 25, 2006, May 26, 2006, June 6, 2006, July 12, 2006, September 21, 2006, November 3, 2006 and November 13, 2006

Description of our Class A common stock contained in Registration Statement on Form 8-A and any amendment or report filed for the purpose of updating such description	June 9, 1999 and January 14, 2002

All subsequent documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934	After the date of this prospectus

You may request a copy of each of our filings at no cost, by writing or telephoning us at the following address, telephone or facsimile number:

SBA Communications Corporation

5900 Broken Sound Parkway NW

Boca Raton, FL 33487

Phone: (561) 995-7670

Fax: (561) 998-3448

Exhibits to a document will not be provided unless they are specifically incorporated by reference in that document. You must request the filings no later than five business days before the date you must make your investment decision in order for you to obtain timely delivery of this information.

You should rely only on the information contained in this prospectus and in the documents incorporated by reference into this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

The information in this prospectus may not contain all of the information that may be important to you. You should read the entire prospectus, as well as the documents incorporated by reference in the prospectus, before making an investment decision.

Legal Matters

The validity of the shares of Class A Common Stock being offered hereby will be passed upon for us by Akerman Senterfitt, Miami, Florida.

Experts

The consolidated financial statements of SBA Communications Corporation and Subsidiaries appearing in SBA Communications Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2005, and SBA Communications Corporation management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 included therein, have been audited by Ernst & Young LLP, independent certified registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of AAT Communications Corp. as of December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, appearing in SBA Communications Corporation’s Form 8-K filed with the Securities and Exchange Commission on April 13, 2006, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Part II

Information Not Required In Prospectus

Item 20. Indemnification of Directors and Officers

Under Section 607.0831 of the Florida Business Corporation Act (the “FBCA”), a director is not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision, or failure to act regarding corporate management or policy unless (1) the director breached or failed to perform his or her duties as a director and (2) the director’s breach of, or failure to perform, those duties constitutes: (a) a violation of the criminal law, unless the director had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful, (b) a transaction from which the director derived an improper personal benefit, either directly or indirectly, (c) a circumstance under which the liability provisions of §607.0834 are applicable, (d) in a proceeding by or in the right of the corporation to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the corporation, or willful misconduct, or (e) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property. A judgment or other final adjudication against a director in any criminal proceeding for a violation of the criminal law estops that director from contesting the fact that his or her breach, or failure to perform, constitutes a violation of the criminal law; but does not estop the director from establishing that he or she had reasonable cause to believe that his or her conduct was lawful or had no reasonable cause to believe that his or her conduct was unlawful.

Under Section 607.0850 of the FBCA, a corporation has the power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any proceeding by judgment, order, settlement, or conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the corporation or, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

In addition, under Section 607.0850 of the FBCA, a corporation has the power to indemnify any person, who was or is a party to any proceeding by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Such indemnification shall be authorized if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made under this subsection in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

Under Section 607.0850 of the FBCA, the indemnification and advancement of expenses provided pursuant to Section 607.0850 of the FBCA are not exclusive, and a corporation may make any other or further indemnification or advancement of expenses of any of its directors, officers, employees, or agents, under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office. However, indemnification or advancement of expenses shall not be made to or on behalf of any director, officer, employee or agent if a judgment or other final adjudication establishes that his or her actions, or omissions to act, were material to the cause of action so adjudicated and constitute: (a) a violation of the criminal law, unless the director, officer, employee or agent had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; (b) a transaction from which the director, officer, employee or agent derived an improper personal benefit; (c) in the case of a director, a circumstance under which the liability provisions of Section 607.0834 are applicable; or (d) willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

The articles of incorporation of the Company provide that the Company shall, to the fullest extent permitted by applicable law and its by-laws, as amended from time to time, indemnify all of its officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 21. Exhibits and Financial Statement Schedules

Exhibit Number	Description

5.1	Opinion of Akerman Senterfitt regarding the validity of the Class A common stock being registered.
23.1	Consent of Ernst & Young LLP, independent certified registered public accounting firm.
23.2	Consent of Ernst & Young LLP, independent auditors.
23.3	Consent of Akerman Senterfitt (included in Exhibit 5.1).
24.1	Power of Attorney of certain directors and officers of SBA (set forth on the signature page of this registration statement).

Item 22. Undertakings

(a)	The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post- effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered

(if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes

(1) as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(2) that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f) The undersigned registrant hereby undertakes to supply by means of a post- effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Boca Raton, State of Florida on November 29, 2006.

SBA COMMUNICATIONS CORPORATION

/s/ Jeffrey A. Stoops
Name: Jeffrey A. Stoops
Title: President and Chief Executive Officer

Power of Attorney

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Jeffrey A. Stoops and Anthony Macaione, or either of them, each acting alone, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, in connection with the registrant’s registration statement on Form S-4 under the Securities Act of 1933, including to sign the registration statement in the name and on behalf of the registrant or on behalf of the undersigned as a director or officer of the registrant, and any and all amendments or supplements to the registration statement, including any and all stickers and post-effective amendments or supplements to the registration statement and to sign any and all additional registration statements relating to the same offerings of securities as those that are covered by the registration statement that are filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission and any applicable securities exchange or securities self- regulatory body, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Steven E. Bernstein	Chairman of the Board of Directors	November 29, 2006
Steven E. Bernstein

/s/ Jeffrey A. Stoops	Chief Executive Officer and President	November 29, 2006
Jeffrey A. Stoops	(Principal Executive Officer)

/s/ Anthony J. Macaione	Senior Vice President and Chief Financial Officer	November 29, 2006
Anthony J. Macaione	(Principal Financial Officer)

/s/ Brendan T. Cavanagh	Chief Accounting Officer	November 29, 2006
Brendan T. Cavanagh	(Principal Accounting Officer)

/s/ Brian C. Carr	Director	November 29, 2006
Brian. C. Carr

/s/ Duncan H. Cocroft	Director	November 29, 2006
Duncan H. Cocroft

/s/ Philip L. Hawkins	Director	November 29, 2006
Philip L. Hawkins

/s/ Jack Langer	Director	November 29, 2006
Jack Langer

/s/	Director	November 29, 2006
Steven E. Nielsen

Exhibit Index

Exhibit Number	Description

5.1	Opinion of Akerman Senterfitt regarding the legality of the Class A common stock being registered.
23.1	Consent of Ernst & Young LLP, independent certified registered public accounting firm
23.2	Consent of Ernst & Young LLP, independent auditors